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                    UNITED STATES
                SECURITIES AND EXCHANGE
                     COMMISSION

              Washington, D.C. 20549

                    FORM 13F


              Form 13F COVER PAGE
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Report for the Calendar Year or Quarter Ended: March 31, 2011

Check here if Amendment[ ]; Amendment Number:
This Amendment []is a restatement.
                []adds new holdings entries.

Institutional Investment Managers Filing this Report:
Name: Robotti & Company Advisors, LLC
Address:6 East 43rd Street, 23rd Floor
        New York, NY 10017-4651

The institutional investment manager filing this report and the
person by whom it is signed hereby represent that the person
signing the report is authorized to submit it, that all
information contained herein is true, correct and complete, and
that it is understood that all required items, statements,
schedules, lists, and tables, are considered integral parts of
this form.

Person Signing this Report on Behalf of Reporting Manager:
Name: Robert E. Robotti
Title: President
Phone: 212-986-4800

Form 13F File Number: 028-14390

Signature, Place, and Date of Signing:

/s/ Robert E. Robotti   New York, NY   May 16,2011
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Report Type
[ ]13F HOLDING REPORT
[X]13F NOTICE.
[ ]13F COMBINATION

List of Other Managers Reporting for this Manager:

Form 13F File Number	Investment Manager
028-10843	Robert E. Robotti
028-11689	Mario Cibelli